UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC

FrontFour Master Fund, Ltd.

FrontFour Opportunity Fund

FrontFour Capital Corp.

David A. Lorber

Stephen E. Loukas

Zachary R. George

3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached:

On January 18, 2019, FrontFour Capital Group LLC (together with its affiliates, “FrontFour”) issued a press release and Investor Presentation, which are attached hereto as Exhibit 1.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote your proxy. FrontFour is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour.

PLEASE NOTE: FrontFour is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.